SEC FILE NUMBER 001-14793
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one:)	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
First BanCorp.

Full Name of Registrant
N/A

Former Name if Applicable
1519 Ponce De León Avenue, Stop 23

Address of Principal Executive Office (Street and Number)
Santurce, Puerto Rico 00908-0146

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
First BanCorp (the Corporation”) was unable to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the year ended December 31, 2010 without unreasonable effort and expense because the Corporation has not completed the preparation of its consolidated financial statements for that period. In particular, the Corporation needs additional time to evaluate the impact in the fourth quarter of 2010 of certain non-cash items on its financial statements, including potential valuation allowance adjustments to the $93.7 million net deferred tax asset of its banking subsidiary, which process involves significant management judgment and subjective assessments, and to review its going concern analysis. Until the Corporation’s analysis is completed and the Corporation has determined the impact this may have on its results of operations, and the Corporation’s independent registered public accounting firm has completed its year-end audit, the Corporation will be unable to file the Form 10-K. The Corporation is diligently working to complete its analysis and intends to file its Annual Report on Form 10-K as soon as practicable.
PART IV —OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Orlando Berges	(787)	729-8170
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been file? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its earnings release dated February 9, 2011, the Corporation reported a net loss of $430.6 million for the year ended December 31, 2010, compared to a net loss of $275.2 million for the year ended December 31, 2009. As set forth above, the Corporation is in the process of evaluating the impact of certain non-cash items on its financial statements. Until the Corporation's analysis is completed, the Corporation is unable to determine whether any change will be necessary in the amount of the net loss for 2010 disclosed in the earnings release on February 9, 2011 and the corresponding impact in capital and capital ratios. Upon completion of the preparation of the Corporation's consolidated financial statements, it is possible that the reported net loss for 2010 could increase by up to the amount of the net deferred tax asset.

DB1/66955151.2

First BanCorp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/ Orlando Berges

Name: Orlando Berges
Title: Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232,201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (§232.13(b) of this chapter.
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